

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 5, 2013

William J. Bielefeld, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: Third Avenue Flexible Income Fund (the "Fund")
        Registration Statement on Form N-2
        File Numbers 333-188388; 811-22839

Dear Mr. Bielefeld:

We have reviewed the registration statement referenced above and have the following comments.

Registration Statement

Cover Page

Add a footnote to the "Calculation of Registration Fee Under the Securities Act of 1933" table to clarify that the amount being registered also includes all shares issued pursuant to the underwriters' over-allotment option.

Prospectus

Investment Strategy (front cover page)

Identify each principal category of "debt securities and other types of credit instruments" in which the Fund intends to invest.

Disclose that the Fund may invest up to 50% of its Managed Assets is securities of non-U.S. issuers. Also disclose what portion of this amount, if any, may also be invested in the securities of emerging market issuers.

Specify the maximum amount of the Fund's Managed Assets that may be invested in debt securities, loans, or preferred stock that would be deemed "junk," and clarify whether a material amount of the Fund's Managed Assets may be invested in credit obligations and related instruments of issuers that are insolvent, in default or that exhibit a high probability of default. In this regard, add disclosure explaining why, given that the Fund's investment objective to provide current income with the potential for capital appreciation, the Fund would invest in any security that did not provide current income.

Disclose that the Fund may invest up to 20% of its Managed Assets in illiquid securities.

No Prior History (front cover page)

The information contained in the first paragraph should be presented in bold face type.

Pricing Table

In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be presented on the outside front cover page of the prospectus.

Expand footnote (1), as applicable, to describe briefly and include the approximate dollar amounts of the "certain fees (including a reimbursements of certain expenses) in connection with the marketing and related wholesaling services provided to the Fund" and any other payments that will be disclosed under section of the prospectus currently captioned "Underwriters-Additional Compensation to be Paid by the Adviser."

The fifth sentence of footnote (1) states that the sales load is "indirectly" borne by the investors in this offering; however, it appears that the word "indirectly" should be changed to "directly." Please revise the disclosure to make clear how the sales load is actually being paid.

In your response letter, confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund's initial offering period. Please also confirm that the discussion contained in the prospectus under the section currently captioned "Underwriters-Additional Compensation to Be Paid by the Adviser" discloses the services provided under these contracts and how they will differ from those services provided by the Adviser. Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund's registration statement.

Expand footnote (2) to disclose the net per Common Share and total proceeds to the Fund, after the payment of expenses and sales load.

Please include in footnote (2) the per Common Share amount of the estimated offering costs expected to be paid by FWCA or an affiliate.

Leverage (page 5)

The disclosure states that the Fund intends "to limit" its combined effective leverage ratio to 33 1/3% of its Managed Assets. It appears, however, that the disclosure should instead convey that the Fund intends to utilize the maximum amount of leverage permitted by the 1940 Act.

 Table of Contents (page 8)

For purposes of clarity, please switch the order of the last two sentences contained in the bold face paragraph at the bottom of page 8

Prospectus Summary

Equity Securities (page 10)

Clarify whether the Fund's investments in master limited partnerships will be confined to investing in limited partner interests or whether the Fund may also invest in general partner interests. If the Fund may invest in general partner interests, then add applicable risk disclosure which should include an assessment of whether such investments may expose the Fund to potential unlimited liability.

Disclose that a substantial amount of the types of equity securities in which the Fund may invest may be interest rate sensitive and subject to the risks of interest rate sensitive securities.

Clarify whether the Fund's ability to invest up to 50% of its Managed Assets in "securities" of non-U.S. issuers also applies to the Fund's investment in debt securities and other types of credit instruments issued by non-U.S. issuers. Specify the maximum percentage of the Fund's Managed Assets that may be invested in debt securities and other credit instruments of emerging market issuers. Also add front cover page disclosure, under the heading "Investment Strategy," highlighting these percentage limitations.

The disclosure throughout the prospectus indicates that the Fund may engage in Derivatives Transactions to achieve its investment objective or for other reasons, such as "to enhance total return." It appears that the phrase "to enhance total return" should be replaced the plain English equivalent "to speculate."

Use of Leverage by the Fund (page 11)

Disclose that the use of leverage, as well as the methodology for calculating the management fee, also creates the risk that the Adviser and the Subadviser may not reduce the amount of leverage used by the Fund when it would otherwise be appropriate to do so.

<u>Distributions</u> (page 12)

Expand the disclosure contained in the second paragraph to clarify that there can be no assurances that the SEC would grant the exemptive order described therein.

<u>Non-Diversification Risk</u> (page 26)

Since the Fund has a fundamental policy not to concentrate its investments, references in the prospectus to the Fund concentrating its investments should be deleted.

<u>Summary of Fund Expenses</u> (page 31)

Expand the first sentence of the first paragraph to clarify that the table and the example also include all fees and expenses paid or incurred directly by you, as a Common Shareholder.

Under the "Shareholder Transaction Expenses" column, replace the "Expenses borne by the Fund" line item caption with "Expenses borne by Common Shareholders."

Expand footnote (3) to clarify that the Adviser will receive a management fee in respect of invested, as well as uninvested, amounts of capital raised through the sale of its Common Shares, the issuance of other securities, borrowing or otherwise.

Given the Fund's stated strategy to employ leverage, it appears that the last two sentences of footnote (7), including the "Estimated" Annual Expenses presentation "assuming no leverage is used" and "exclusive of current and deferred income tax expense," should be deleted as potentially confusing and misleading.

<u>Use of Proceeds</u> (page 34)

Expand the penultimate sentence to clarify whether Fund expenses could exceed the amount the "modest rate" of interest income that the Fund would earn.

In the last sentence, clarify why the Fund would make a distribution to its Common Shareholders that would consist principally of a return of capital, on which sales load and other expenses have been paid, rather than maintain a higher level of available investable capital.

<u>High-Yield Securities</u> (page 39)

Add the phrase "Junk Bonds" to the caption.

Derivative Transactions (page 41)

In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Leverage (page 42)

Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the Fund's equity in a leveraged investment.

In your response letter, confirm that the Fund will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund's fundamental policies.

Disclose whether any grant of a security interest in the Fund's assets in connection with any borrowing by the Fund will be limited to one-third of the Fund's total assets.

Also state that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund's Common Shareholders and that their claims on the Fund's assets will be senior to those of the Fund's Common Shareholders.

The Fund's Issuance of Preferred Shares (page 44)

The Fund's "Summary of Fund Expenses" presentation does reflect the fees and expenses of issuing and servicing preferred shares issued by the Fund. Please revise the Fund's fee table and expense example presentation to reflect such fees and expenses. In the alternative, revise the first sentence of this section to clarify that the Fund will not issue preferred shares during its first twelve months of operations.

In the last sentence of the first paragraph, also disclose the impact of the situation where the Fund's portfolio is invested in securities that provide a lower rate of return than the dividends rate of the preferred shares, net of Fund expenses.

Risk Factors – General Risks (page 45)

Replace the second sentence with a statement indicating that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Derivatives and Derivative Transactions Risk – Counterparty Risk (page 54)

Expand the disclosure to highlight the Fund's policy with respect to the creditworthiness of its counterparties.

Tax Risk of MLPs (page 60)

Disclose whether there is a risk of delay of receiving necessary tax documents in respect of MLP investments that could prevent MLP investors from preparing tax returns on a timely basis.

Determination of Net Asset Value (page 65)

In your response letter, please inform the staff whether the Fund's Board of Trustees will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies*. See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

It appears that the last sentence of the fourth paragraph should be expanded to make clear that securities fair valued by the Fund's pricing committee will be fair valued pursuant to policies and procedures determined in good faith and adopted by the Fund's Board of Trustees. *See* Section 2(a)(41) of the Investment Company Act of 1940.

Dividend Reinvestment Plan (page 67)

It appears, from the disclosure contained in the first paragraph, that Common Shareholders purchasing shares in this offering will be automatically enrolled in the Fund's Dividend Reinvestment Plan. In this regard, clarify whether the information contained in the first sentence of the seventh paragraph applies only to shareholders who have purchased Common Shares in the secondary market.

Issuance of Fund Preferred Shares (page 75)

Expand the disclosure to identify any material potential conflicts between the interests of the Fund's Common Shareholders and the holders of the Fund's preferred shares.

Underwriters (page 77)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Additional Compensation to Be Paid by the Adviser (page 80)

The heading for this section should be changed to "Additional Compensation to Be Paid to the Underwriter." Please make conforming revisions throughout the prospectus.

In your response letter, confirm that, other than the sales load, all of the amounts payable that are described in this section are also reflected in a condensed format in the pricing table footnote disclosure appearing on the prospectus cover page. *See* Instruction 2. to Item 1.g. of Form N-2.

Conflicts of Interest (page 81)

The disclosure in the first and second paragraphs indicates that Third Avenues has adopted policies and procedures to ensure that all client accounts are treated equitably "over time" and that investment opportunities are allocated fairly and equitably among client accounts "over time." As a fiduciary, it would appear that Third Avenue's policies and procedures should be designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts in each instance, rather than merely "over time."

Statement of Additional Information

Securities Lending (page 94)

Highlight the credit standards that the Fund will use when selecting entities with whom it will lend its securities pursuant to securities lending arrangements.

Expand the discussion to disclose that the costs of securities lending do not appear in the Fund's fee table and also to disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Also state that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Investment Restrictions (page 95)

Add narrative disclosure in the SAI to briefly describe what is permitted by "the 1940 Act" in the context of the first, fifth, sixth and seventh enumerated fundamental investment policies. Also add the phrase "with appropriate jurisdiction" at the end of the first, fifth and sixth enumerated fundamental policies.

In your response letter, confirm that the Fund will not invest in repurchase agreements. In the alternative, add appropriate disclosure highlighting the characteristics and risks, as well as the Fund's policies, with respect to investing in repurchase agreements.

Trustees and Officers (page 97)

Please note that prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.

In this regard, for each trustee, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. *See* Item 18.17 of Form N-2.

In the next pre-effective amendment to this registration statement, please provide all of the other information required by Item 18 of Form N-2.

Other Information (page 117)

In the last sentence of the last paragraph, disclose that "the complete Registration Statement" is also available free of charge on the website of the SEC at www.sec.gov.

Part C. Other Information

Item 35. Undertakings

Provide the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

Signatures

At the time the registration statement was originally filed Steven A. Baffico was the sole initial trustee of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees, and also signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel